                                            April 16, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:            Jennifer Riegel, Esq.
Staff Attorney
Division of Corporate Finance

Re:   Comments Letter dated April 15, 2008

Dear Ms. Riegel:

We are in receipt of the Commission’s letter of April 15, 2008, commenting on the Form 10-K/A filed by Old Republic International Corporation (the “Company”) for the year ended December 31, 2007 (File No. 001-10607), and offer the following in response to the correspondingly numbered comment:

1. The signature line was inadvertently left out in preparing the EDGAR filing.  The paper copy original, however, was signed by Karl W. Mueller, the Company’s Chief Financial Officer and principal accounting officer.  A revised EDGAR filing with his signature was made earlier today.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that

Jennifer Riegel, Esq.
Securities and Exchange Commission
April 16, 2008

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Very truly yours,

                                           /s/ Spencer LeRoy

                Spencer LeRoy

SL/cbf
cc:    K. Mueller
                 A. Zucaro